12/09 '02 THU 09:55 FAX

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 SEP 13

82-1565

02049976

10 September 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Mr Gates

Burns Philp Treasury (Europe) BV 5½ % Guaranteed Subordinated Debt Bonds (and attached Conversion Bonds of Burns, Philp & Company Limited)(the 'Euro Convertible Bonds')

In accordance with Listing Rule 3.1.3 we enclose copy of an announcement being made this evening to the London Stock Exchange's Regulatory News Service in relation to the redemption of the Burns Philp Group's Euro Convertible Bonds.

Yours sincerely

HELEN GOLDING
Company Secretary

dlw 9/13

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9384
TEL: INT'L +61 2 9227 9384
FAX: (02) 9223 1234

FACSIMILE

To:	**Regulatory News Service**
Company:	**London Stock Exchange**
Facsimile No:	**0011 44 20 7588 6057**
From:	**Philip West - Special Counsel**
Date:	**10 September 2002**
Subject:	**Burns Philp Treasury (Europe) BV**
No of Pages:	**2 pages (including cover sheet)**

Dear Sir/Madam

Attached is an announcement by Burns Philp Treasury (Europe) BV in relation to the redemption of its Euroconvertible Bonds. Would you please immediately release to the market. Our AVS number is 359550. Please confirm release by fax or e-mail to the address below.

Yours Faithfully

Special Counsel
Tel: + 61 2 9227 9384
Fax:+ 61 2 9223 1234

FOR IMMEDIATE RELEASE

Burns Philp Treasury (Europe) BV 5½% Guaranteed Subordinated Debt Bonds (and attached Conversion Bonds of Burns, Philp & Company Limited) (the "Euro Convertible Bonds")

Please be advised that on September 9, 2002 Burns Philp Treasury (Europe) BV redeemed all of its outstanding Euro Convertible Bonds with an aggregate face value of US$98.3 million in accordance with their terms of issue. Upon redemption all of the Euroconvertible Bonds were cancelled.